August 25, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Farmer Bros. Co.
Registration Statement on Form S-3
Filed August 15, 2016
File No. 333-213132

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Farmer Bros. Co. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Daylight Time on Friday, August 26, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FARMER BROS. CO.
/s/ Michael H. Keown
Michael H. Keown
President and Chief Executive Officer

Farmer Bros. Co. 13601 North Freeway, Suite 200, Fort Worth, TX 76177 (682) 549-6600 www.FarmerBrosCo.com